Subsidiaries of Registrant	Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation/Organization

Benchmark Communities, LLC	Delaware
Fish Springs Ranch, LLC	Nevada
Nevada Land and Resource Holdings, Inc.	Nevada
Raven Investment Holdings, Inc.	Delaware
UCP, LLC	Delaware
Vidler Water Company, Inc.	Nevada